UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

For the period ending June 30, 2015

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:_________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

IMAGE CHAIN GROUP LIMITED, INC.

Full Name of Registrant

HAVE GUN WILL TRAVEL ENTERTAINMENT, INC.

Former Name if Applicable

Unit 07, 15F Convention Plaza Office Tower 1 Harbour Rd.

Address of Principal Executive Office (Street and Number)

Wanchai, Hong Kong, China

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Registrant did not obtain all the necessary information prior to the filing date, the accountants could not complete the required financial statements, and management could not complete the Management’s Discussion and Analysis of such financial statements prior to the filing deadline.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Wu Yu Gu Wilkie	(852)	3188-2700
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Image Chain Group Limited, Inc. (the “Company”) will be showing exponentially greater assets and revenue, as well as operating expenses, from the corresponding period for the last fiscal year. The Company expects to show approximately $4,000,000 in assets, $222,893 in sales and $5,000,000 in operating expenses. This is significantly greater than last year, from both the previous operating entity, as well as the current operating entity. This is based on the fact that, currently, the Company’s operations are performed by its wholly-owned subsidiary, Fortune Delight Holdings Group Ltd. (“FDHG”), which is a much more active company than Have Gun Will Travel Entertainment, Inc. Furthermore, from inception through March 24, 2015, FDHG did not engage in any active business operations other than in search and evaluation of potential business opportunity to become an acquiree of a reverse-merger deal. Therefore, the financial statements for 2015 will be much stronger.

2

IMAGE CHAIN GROUP LIMITED, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 13, 2015	By:	/s/ Wu Yu Gu Wilkie
Wu Yu Gu Wilkie
President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).